ENLIVEN MARKETING TECHNOLOGIES CORPORATION

205 West 39th Street, 16th Floor

New York, N.Y. 10018

                                                                                                                                                                 January 11, 2008

VIA EDGAR AND FACSIMILE

Ms. LaTonya Reynolds

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, DC 20549

Re:	Enliven Marketing Technologies Corporation (formerly known as Viewpoint Corporation) Registration Statement on Form S-3 File No. 333-147591

Dear Ms. Reynolds:

This letter responds to the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced filing provided in the letter dated December 17, 2007 (the “Comment Letter”). The following responses to the Staff’s comments were provided by Viewpoint and are keyed to the comments in the Comment Letter. For your convenience, we have set forth the text of your comments above each of our responses below.

We have filed Amendment No. 1 to the Registration Statement to reflect some of your comments and have enclosed herewith a copy of Amendment No. 1 to the Registration Statement highlighted to reflect changes to the Registration Statement as filed on November 21, 2007.

General

1.

An issuer is eligible to use Form S-3 only if it has timely filed all Exchange Act materials required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Form S-3. See Form S-3 General Instruction I.A.3(b). It appears you do not meet this requirement, because your amendment to Form 10-K filed for the purpose of including information required by Part III of Form 10-K for the fiscal year ended December 31, 2006 was not filed within 120 days of the end of the fiscal year, as required by General Instruction G(3) of Form 10-K. Please file your registration statement on Form S-1 or explain why this is not necessary.

R:

On May 29, 2007, after discussions with the Staff of the SEC, the Company’s outside counsel sent a letter that was addressed to Securities and Exchange Commission, Division of Corporate Finance, Office of Chief Counsel requesting that we remain eligible to use Form S-3 to register recently-issued shares of the Registrant’s

Ms. LaTonya Reynolds

January 11, 2008

common stock. On June 1, 2007, the Company received oral confirmation from the SEC that we were eligible to use Form S-3.

Selling Stockholders, page 12

2.

Please disclose whether any selling shareholders who are not natural persons are registered broker-dealers and/or affiliated with registered broker-dealers. Please also disclose whether any selling shareholders affiliated with a registered broker-dealer acquired the securities to be resold in the ordinary course of business or had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities at the time of the acquisition.

R:

Based on information provided to us, Merriman Curhan Ford & Co. is a registered broker-dealer. In addition, Merriman Curhan Ford & Co. has informed us that (i) the warrant shares were earned in the ordinary course of business as compensation for placement agent services (ii) it did not acquire the securities to be resold in the ordinary course of business and (iii) it did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities at the time of acquisition. Please note that the Company has provided on page 15 of Amendment No. 1 to Form S-3 the additional disclosure that Merriman Curhan Ford & Co. is a registered broker-dealer, the warrant shares were earned in the ordinary course of business as compensation for placement agent services and Merriman Curhan Ford & Co. did not acquire the securities to be resold in the ordinary course of business. The Company has also provided on page 15 of Amendment No. 1 to Form S-3 the additional disclosure that based on the information provided to the Company, none of the other selling stockholders are or are affiliates of a registered broker-dealer.

Incorporation of Documents by Reference, page 18

3.	Please include the Form 8-K filed on September 21, 2007 in the documents incorporated by reference and any other documents required to be incorporated by Item 12(a)(2) of Form S-3.
R:

Please note that the Company has incorporated by reference into Amendment No. 1 on Form S-3, filed on January 11, 2008, the Form 8-Ks filed on September 21, 2007, December 7, 2007 and December 18, 2007. We note that these are the only additional documents required to be incorporated by Item 12(a)(2) of Form S-3.

Signatures

4.

Instruction 1 to Form S-3 provides that either your controller or your principal accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

Ms. LaTonya Reynolds

January 11, 2008

R:	Please note that Christopher C. Duignan is identified as the Chief Financial Officer and the Principal Accounting Officer of the Company on the signature page to Amendment No. 1 to Form S-3.

If you have any questions or comments relating to the foregoing, please do not hesitate to contact me at 212.201.0860.

Very truly yours,

/s/ Andrew J. Graf

Andrew J. Graf

Executive Vice President and General Counsel

cc:	Patrick Vogt Enliven Marketing Technologies Corporation